FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of .....        April..........................................     , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F         X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....April 23, 2008....	By ......	/s/...... Hiroshi Kawashimo..................
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Revised Financial Forecasts of Subsidiary (Tokki Corporation)

April 23, 2008
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa
Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Revised Financial Forecasts of Subsidiary (Tokki
Corporation)
Canon Inc., announced today that Tokki Corporation (Securities code: 9813, listed on Jasdaq Securities Exchange), a subsidiary, has revised its consolidated and non-consolidated financial forecast for fiscal year ending June 30, 2008 (July 1, 2007 to June 30, 2008), as summarized below.
There is no change to the consolidated financial forecasts for Canon Inc. due to this revision.

1.	Revised (Consolidated and Non-Consolidated) Financial Forecasts of Subsidiary (Tokki Corporation) for Fiscal year ending June 30, 2008 (July 1, 2007 to June 30, 2008)

(1) Consolidated
(Units: millions of yen)

	Net Sales	Operating income	Ordinary income	Net income
Previous forecast (A)	8,217	123	48	-166
Current forecast (B)	6,890	-820	-890	-850
Change in amount (B-A)	-1,327	-943	-938	-684
Change (%)	-16.1%	-	-	-

(2) Non-Consolidated
(Units: millions of yen)

	Net Sales	Operating income	Ordinary income	Net income
Previous forecast (A)	4,466	108	29	-177
Current forecast (B)	3,260	-810	-880	-840
Change in amount (B-A)	-1,206	-918	-909	-663
Change (%)	-27.0%	-	-	-

2.	Reasons for Revision to Financial Forecasts
Since a decision was made to halt negotiations to secure an order from China for inventory that was reserved for equipment bound for China, Tokki has continued marketing activities to resale the unfinished goods to another company by the end of this fiscal year.
Tokki now expects the net sales that it expected to book by the end of this fiscal year, to be realized in a later period, as it foresees specification changes, such as additional design changes etc. likely to occur.
As such, it lowered its net sales and profits forecast.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.